EXHIBIT B

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FOR IMMEDIATE RELEASE

Breeden Capital Management LLC Announces Nomination of Director Slate for

Applebee’s International, Inc.

--Action Necessary Due to Board’s Disregard of Shareholder Interests and Company’s Long Term Underperformance--

Greenwich, CT., December 11, 2006. Breeden Capital Management LLC, a Greenwich, CT., based investment fund manager, announced today that Breeden Partners LP has nominated a slate of four candidates for election to the Board of Directors of Applebee’s International, Inc. (“Applebee’s”) (NASDAQ: APPB) at the company’s 2007 annual meeting. Applebee’s current board of directors consists of 12 members, only 4 of whom will be elected in 2007 due to Applebee’s staggered board. Breeden Partners and affiliated domestic and off-shore investment funds managed by Breeden Capital Management (all collectively, “Breeden Partners”) own 3.9 million shares of Applebee’s. Breeden Partners is today amending its Schedule 13D filed with the SEC.

The Breeden Partners Director Slate for Applebee’s

The Breeden Partners slate consists of Messrs. Richard C. Breeden, Steven J. Quamme, Raymond G. H. Seitz and Laurence E. Harris.

Mr. Breeden is Chairman and CEO of Breeden Capital Management and serves as Managing Partner and Chief Investment Officer of Breeden Partners. He is a former Chairman of the U.S. Securities and Exchange Commission and former Corporate Monitor of WorldCom, Inc. Mr. Breeden currently serves on the board of Banco Bilbao Vizcaya Argentaria, S.A., of Spain (NYSE: BBV). He has served on a number of other corporate boards and is a nationally recognized expert in corporate governance practices.

Mr. Quamme is one of the founding partners of Breeden Partners. He is also the former co-CEO of Milestone Merchant Partners, a merchant banking firm, and has extensive experience in the restaurant and retail industries. He has previously been a major franchisee of Blockbuster Video, Boston Chicken and Einstein Bros. Bagels, among others.

Mr. Seitz is a former Vice Chairman of Lehman Brothers (Europe) and is a former United States Ambassador to the United Kingdom as well as a former Assistant

Secretary of State. He currently serves on the boards of the Chubb Corporation (NYSE: CB) and Hong Kong-based PCCW, Limited (NYSE: PCW). He is the current non-executive chairman of the Sun-Times Media Group, Inc. (NYSE: SVN). Mr. Seitz has previously served on many other boards of directors, including British Airways PLC.

Mr. Harris is of counsel to the Washington law firm Patton Boggs LLP. He is a director and chairman of the audit committee of Sports Brands International, Inc. and also currently serves on the board of Inphonic Inc (NASDAQ: INPC). He was a director of MCI, Inc., following its emergence from bankruptcy in 2004 and until its merger with Verizon Communications, Inc.

Applebee’s Severe Performance Problems

Mr. Breeden noted in a letter to the Applebee’s directors, a copy of which is attached, that, over the three years ended December 1, 2006, Applebee’s total return to shareholders was 13th worst out of 14 comparable companies. During this time, Applebee’s total return was a NEGATIVE 13.4%, costing shareholders hundreds of millions of dollars in lost value. By contrast, competitors like Darden Restaurants (operator of Red Lobster and Olive Garden restaurants) and California Pizza Kitchen had total returns to shareholders in the same time frame of 99% and 71%, respectively.

“For the last three years, Applebee’s has suffered from high corporate overhead costs, while important operating metrics such as same store sales and profit margins have declined. Its share price performance has been a disaster for shareholders, and the current board of directors has failed to develop a strategy to solve the problems,” said Mr. Breeden.

One example of the lack of disciplined financial policies at Applebee’s relates to capital expenditures. “Over the last three years, the board approved spending hundreds of millions in shareholder capital to build new company-owned restaurants even though Applebee’s enjoys a wonderful network of efficient franchisees who could have opened similar facilities with limited capital expenditures by Applebee’s. The company earns a vastly higher return on capital from franchise operations than the returns Applebee’s seems to be generating on the capital to buy land and construct new company-owned restaurants. The failure of the board to consider returns on invested capital in a systematic fashion is inexcusable, and it shows why change in the membership of the board is necessary to create a more valuable company in the future,” said Mr. Breeden.

Applebee’s Bylaws Force Action Now

Shortly after Breeden Partners informed Applebee’s management last summer that it had accumulated a large ownership position and intended to be a long-term holder at Applebee’s, the Applebee’s board changed its bylaws to require that nominations be made months earlier than under prior requirements. If Breeden Partners had not nominated candidates by this week, the new Applebee’s bylaws would have prevented shareholders from having the opportunity to consider voting for alternative directors until May of 2008.

“I had hoped to have more time to determine whether Applebee’s board would take significant action to benefit the shareholders,” explained Breeden. “In most other companies, the decision on whether to nominate candidates would have come much closer to the annual meeting date. But the anti-shareholder bylaw amendment adopted by the Applebee’s board forced us to make a choice of acting now or waiting until 2008. Waiting that long would be just too big a gamble on a board that historically has ignored its shareholders and may continue to do so,” said Mr. Breeden.

Greater Choice for Shareholders

The Breeden Partners slate of candidates for the Applebee’s board will give the company’s shareholders a real choice. Shareholders will have the opportunity to broaden the membership of the current board with new members with a different base of experience and expertise than the incumbent directors. Alternatively, if shareholders are satisfied with the status quo, they can vote to reelect the four incumbent candidates, including the company’s former CEO who continues to serve as Chairman. Breeden Partners believes that this greater choice in selecting directors will benefit all shareholders.

Governance Issues as Well as Performance Problems

As major shareholders of Applebee’s, the principal concerns of Breeden Partners are the company’s failed policies that have severely undercut its share price and aggregate value. However, Breeden Partners believes that a variety of poor governance practices have also contributed to a lack of accountability for performance and other weaknesses that should be corrected. For example, Breeden Partners believes that Applebee’s should eliminate its staggered board and replace this system that harms shareholder interests with majority voting for all members of the board on an annual basis. During the course of the election process, Breeden Partners will make additional suggestions on how to eliminate governance practices at Applebee’s that damage shareholder interests.

About Breeden Partners, LP

Breeden Partners is a private investment partnership that was formed for purposes of investing in companies that are underperforming in terms of earnings and share price. Breeden Partners invests solely in the equity securities of publicly traded companies headquartered in the United States or Canada, and it does not use either leverage or derivatives. Breeden Partners’ governing policies also prohibit it from taking a majority equity interest in any portfolio company.

Breeden Partners seeks to invest in companies with strong cash flows and underlying asset values where it can be a catalyst for change that will enhance market value. Breeden Partners seeks to maximize returns by persuading portfolio companies to adopt new strategies to increase earnings and rates of return, improve capital allocation, strengthen accountability for performance, enhance transparency and adopt healthier governance practices, among other things. Breeden Partners believes that implementing improved management and governance practices will help portfolio companies achieve higher earnings and command a higher multiple on such earnings in the marketplace.

About Breeden Capital Management LLC

Breeden Capital Management is based in Greenwich, Connecticut. Both Breeden Partners and Breeden Capital Management were founded by Richard C. Breeden, former Chairman of the U.S. Securities and Exchange Commission. The firm has a total of approximately 20 professionals, and, together with its affiliates, it has more than $1 billion in assets under management. Other senior full time professionals in the firm include Steven J. Quamme, James M. Cotter and Robert H. Fields.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. BREEDEN PARTNERS ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES, BY BREEDEN CAPITAL MANAGEMENT LLC, BREEDEN PARTNERS L.P., BREEDEN PARTNERS (CALIFORNIA) L.P., BREEDEN PARTNERS HOLDCO LTD., RICHARD C. BREEDEN, LAURENCE E. HARRIS, STEVEN J. QUAMME, RAYMOND G.H. SEITZ AND CERTAIN OF THEIR AFFILIATES, FROM THE SHAREHOLDERS OF APPLEBEE’S FOR USE AT THE 2007 ANNUAL MEETING OF SHAREHOLDERS OF APPLEBEE’S WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF APPLEBEE’S AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING MORROW & CO., INC. BY TELEPHONE AT (203) 658-9400 OR BY EMAIL AT APPLEBEESINFO@MORROWCO.COM. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED ON THE DATE HEREOF AND AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Attachment:

Board Letter

December 11, 2006

Board of Directors

Applebee’s International, Inc.

4551 W. 107th Street

Overland Park, Kansas 66207

To the Members of the Board:

During the three years ended December 1, 2006, the price of Applebee’s shares fell from $26.13 per share to $22.34, a decline of 14.5%, while total shareholder return fell 13.4% 1. Applebee’s performance in total return to shareholders during this period ranked 13th worst out of 14 comparable public companies.2 During this period other metrics of operating performance, growth and efficiency have declined as well.

In contrast, during this same three-year period shares of Darden Restaurants (“Darden”), operator of Red Lobster and Olive Garden restaurants, rose from $20.47 to $40.06 (up 99% in total return), California Pizza Kitchen rose from $18.40 to $31.48 (up 71.1% in total return), and Brinker International, operator of Chili’s, rose from $22.24 to $30.36 (up 38.3% in total return). If Applebee’s shares had matched Darden’s share price performance record during this time, shares of Applebee’s would be trading at more than $50 per share, and the company would have created substantial new shareholder wealth. Instead, the aggregate value of Applebee’s shares has fallen by hundreds of millions of dollars.

As the owner of 3.9 million shares of Applebee’s International, Breeden Capital Management and funds managed by it believe this long run performance trend is an unacceptable state of affairs. The company’s dismal performance record shows that the time is past for “more of the same,” and we believe the board needs fresh thinking, financial discipline and new leadership.

_________________________

 1  Source for all share price and return information: Bloomberg.

 2  Source: Nations Restaurant News (Volume 40, No. 26 “Dinnerhouse Chains & Restaurants”, Page 104). Includes PF Chang’s China Bistro, Applebee’s International, OSI Restaurant Partners, Inc. (Outback), Cheesecake Factory Incorporated, Ruby Tuesday Inc., Buffalo Wild Wings, Landry’s Restaurants Inc.(owned Joe’s Crab Shack until October 2006), Red Robin Gourmet Burgers Inc., Rare Hospitality (LongHorn Steakhouse, Bugaboo Creek), Lone Star Steakhouse & Saloon, Inc., O’Charley’s Inc., Brinker International (Chili’s, Maggiano’s, Macaroni Grill, On The Border), California Pizza Kitchen, Inc. and Darden Restaurants, Inc. (Red Lobster, Olive Garden). This group excludes Texas Roadhouse (TXRH), which completed an initial public offering in October of 2004.

Last August, shortly after Breeden Capital Management informed management that our funds were significant shareholders, the board saw fit to amend the company’s bylaws to institute a requirement that the company be notified nearly six months in advance of the company’s annual meeting of any candidate wishing to stand for election to Applebee’s board. As you know, this is a fairly unusual length of time, and it appears unrelated to any legitimate need of the company beyond entrenching board members even further than what the company’s staggered board already does.

Absent this change in your bylaws, Breeden Capital Management would have had more time to watch the company’s performance before making a decision whether or not to put forward board candidates. However, by your choice we must submit nominations now, or be foreclosed through the annual meeting in 2008 from having a chance for the company’s shareholders to elect new members of the board. While we would have preferred to be able to continue observing the company’s performance before deciding whether to submit our own candidates, the board’s bylaw amendment forces us to make that decision now. As a result, we are today nominating four candidates for election to the company’s board at the 2007 annual meeting.

As we have communicated in our previous discussions with your management team, Breeden Capital Management believes that Applebee’s offers customers an excellent product, and that you have a wonderful network of talented franchise operators. As major shareholders, we want to see the company’s shareholders and its franchise owners prosper in the marketplace, and we do not have any current desire to see a change in senior management. Nonetheless, it is long past the time for the company to act with a sense of urgency to begin generating shareholder returns, as have many of your industry peers. The board has a critical role in pointing the company in the right direction and establishing strong discipline for performance. Dithering while shareholder value slips farther and farther behind is not what the board is paid to do.

We have communicated proven ideas for maximizing Applebee’s return on invested capital and shareholder value to your management team. When we did so, it was our hope that the new management would welcome ideas on how to correct the slide in shareholder value as well as key operating metrics that has been going on during the last three years. We were politely received, and we were assured that many changes were being studied. We were advised to wait to see the company take action. Like other shareholders, we have been waiting to see that action, but the company has not disclosed anything of significance.3 As demonstrated by the extremely poor third quarter results, the company continues to perform poorly. Evidently the board has not yet decided that action is required to stop Applebee’s further deterioration. In this environment, we do not believe that hope is an adequate strategic plan from the board.

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 3 We do not regard increasing the authorization for share buybacksrecently announced by the company to be a significant step. You had substantial authorization to repurchase shares last summer when the stock price fell below $19 per share and essentially sat on your hands. Similarly, while we applaud any increase in dividends to shareholders, the token increase announced only this past week will not amount to anything significant because it does not reflect either improved operating performance or more sensible capital allocation policies.

We will elaborate on our platform as we begin the process of soliciting proxies next year. It will include the items we discussed with management last summer and those set forth in our original Schedule 13D filed with the SEC. Though we believe it will be more productive to outline our platform in detail at a later time, it will certainly focus on the need for Applebee’s to:

1.	Significantly reduce the number of company-owned restaurants by re-franchising a substantial number of restaurants in a multi-year program.

2.	Cease all further capital expenditures to open new company-owned restaurants, and minimize capital expenditures to renovate company-owned restaurants pending their sale.

3.	Reduce overall expense levels, especially in corporate level overhead, and dispose of non-core assets.

4.	Use excess cash generated from these steps and improved performance to increase the return of free cash flow to shareholders.

5.

Improve various governance practices, including reducing the number of insiders on the company’s board, precluding former CEOs from continued board service, strengthening independence requirements, eliminating the personal use of corporate aircraft and abolishing your staggered board.

Our decision to put forward four board candidates, two of whom are not affiliated with our firm, was taken because we do not see any alternative catalyst for positive change. When elected, we believe that these candidates will bring wide perspective, fresh thinking and rigorous financial discipline to the work of the board. All shareholders will benefit from a stronger board that is able to evaluate and act upon opportunities for creating value.

Sincerely,

Richard C. Breeden

Chairman and CEO

Breeden Capital Management, LLC